UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 7

MPG OFFICE TRUST, INC.
(Name of Subject Company)

DTLA FUND HOLDING CO.

BROOKFIELD DTLA FUND PROPERTIES HOLDING INC.

BROOKFIELD DTLA HOLDINGS LLC

BOP MANAGEMENT INC.

BROOKFIELD OFFICE PROPERTIES INC.
(Names of Filing Persons (Offerors))

7.625% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

553274200
(CUSIP Number of Class of Securities)

Brett Fox
General Counsel
Brookfield Office Properties Inc.
Brookfield Place, 181 Bay Street, Suite 330

Toronto, Ontario, Canada M5J 2T3
(416) 369-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Abigail P. Bomba, Esq.

Lee S. Parks, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$243,259,250.00	$33,180.56

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $25.00 cash per share all 9,730,370 outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of MPG Office Trust, Inc.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction valuation by 0.00013640.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,180.56.	Filing Party:	Brookfield DTLA Inc. and Brookfield Office Properties Inc.
Form or Registration No.:	Schedule TO.	Date Filed:	June 14, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 16, 2013, amends and supplements the Tender Offer Statement on Schedule TO filed on June 14, 2013 (as further amended and supplemented, the “Schedule TO”), relating to the offer by DTLA Inc. (as defined below) to purchase all of the outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of MPG Office Trust, Inc., a Maryland corporation (“MPG”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Brookfield DTLA Inc. (“DTLA Inc.”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws Canada (“BPO”), on June 14, 2013, as amended by this Amendment, which is being filed on behalf of DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA Holdings LLC (“Brookfield DTLA”), Brookfield DTLA Fund Properties Holding Inc. (“Properties Holding Inc.”), a Delaware corporation formed for purposes incidental to the Offer and the other transactions contemplated by the Merger Agreement (as defined below) and a direct wholly-owned subsidiary of Brookfield DTLA, Brookfield DTLA and BPO, and the Solicitation/Recommendation Statement on Schedule 14D−9 filed with the SEC by MPG on June 20, 2013, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by holders of Shares before any decision is made with respect to the Offer. As used herein, references to “Offeror” mean DTLA Inc., the Maryland Purchaser and/or Properties Holding Inc., as applicable and, where appropriate, the Maryland Purchaser and Properties Holding Inc. acting together. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, that Third Amendment to Agreement and Plan of Merger, dated as of August 14, 2013, and as it may be further amended from time to time, the “Merger Agreement”), by and among Brookfield DTLA, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG and MPG Office, L.P.

Documentation relating to the Offer has been mailed to holders of Shares and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., the Information Agent for the Offer, at 105 Madison Avenue, New York, NY 10016, or by calling toll-free at (800) 322-2885.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Amending and replacing all references regarding the scheduled expiration of the Offer being “12:00 midnight, New York City time, at the end of August 16, 2013,” set forth in the Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) with “12:00 midnight, New York City time, at the end of August 23, 2013.”

ITEM 1.    SUMMARY TERM SHEET

The Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The title to the cover page of the Offer to Purchase is hereby amended by deleting the first sentence surrounded by a border and in bold font and replacing it with the following:

“THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, AUGUST 23, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.”

The first sentence of the first paragraph on the cover page of the Offer to Purchase is hereby amended by deleting the words “that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013,” and inserting the following in place thereof:

“that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, that Third Amendment to Agreement and Plan of Merger, dated as of August 14, 2013,”

The first sentence of the subsection entitled “Scheduled Expiration Time” of the section entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“Scheduled Expiration Time: 12:00 midnight, New York City time, at the end of August 23, 2013, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement (as defined below).”

The first sentence of the subsection entitled “Merger Agreement” of the section entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is hereby amended by deleting the words “that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013,” and inserting the following in place thereof:

“that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, that Third Amendment to Agreement and Plan of Merger, dated as of August 14, 2013,”

The second paragraph of the subsection entitled “Extension of the Offer” of the section entitled “Summary Term Sheet” on page 2 of the Offer to Purchase is hereby amended by deleting the reference to the Outside Date being August 15, 2013 and replacing it with “September 16, 2013”.

The response to the question entitled “Is there an agreement governing the Offer? Why are you offering to purchase my securities?” in the section entitled “Frequently Asked Questions” on page 6 of the Offer to Purchase is hereby amended by deleting the words “that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013,” and inserting the following in place thereof:

“that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, that Third Amendment to Agreement and Plan of Merger, dated as of August 14, 2013,”

The response to the question entitled “Can the Offer be extended and under what circumstances?” in the section entitled “Frequently Asked Questions” on page 10 of the Offer to Purchase is hereby amended by deleting the reference to the Outside Date being August 15, 2013 and replacing it with “September 16, 2013”.

ITEM 4. TERMS OF THE TRANSACTION

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The Offer to Purchase and Items 4, 5, 6 and 8 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The first sentence of the third paragraph of the section entitled “Introduction” on page 13 of the Offer to Purchase is hereby amended by deleting the words “that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013,” and inserting the following in place thereof:

“that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, that Third Amendment to Agreement and Plan of Merger, dated as of August 14, 2013,”

The first sentence of the third-to-last paragraph of the section entitled “Introduction” on page 14 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer will expire at 12:00 midnight, New York City time, at the end of the day on August 23, 2013, unless we extend the Offer or the Offer is terminated in accordance with the terms of the Merger Agreement.”

The second sentence of the first paragraph of subsection 1entitled “Terms of the Offer” of the section entitled “The Offer” on page 15 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

““Expiration Date” means 12:00 midnight, New York City time, at the end of the day on August 23, 2013, unless extended, in which event such “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.”

The first sentence of the penultimate paragraph of the section entitled “Introduction” on page 14 of the Offer to Purchase is hereby amended by deleting the words “Exhibit (d)(9)” and inserting in place thereof “Exhibit (d)(10)”.

The second sentence of the penultimate paragraph of the section entitled “Introduction” on page 14 of the Offer to Purchase is hereby amended by deleting the words “Exhibit (d)(10)” and inserting in place thereof “Exhibit (d)(11).”

The second sentence of the second paragraph of subsection 1entitled “Terms of the Offer” of the section entitled “The Offer” on page 15 of the Offer to Purchase is hereby amended by deleting the reference to the Outside Date being August 15, 2013 and replacing it with “September 16, 2013”.

Subsection 11 entitled “Background of the Offer; Past Contacts or Negotiations with the Company” of the section entitled “The Offer” of the Offer to Purchase is hereby amended by adding the following after the last paragraph of the subsection on page 38:

“On July 10, 2013, the parties executed the Second Amendment to Agreement and Plan of Merger (“Amendment 2”) to waive certain standstill provisions of the Third Party Confidentiality Agreements (as defined therein). The foregoing is a summary of the material provisions of Amendment 2. The foregoing description of Amendment 2 does not purport to be complete and is qualified in its entirety by reference to Amendment 2, a copy of which is filed as Exhibit (d)(3) to the Schedule TO of which this Offer to Purchase forms a part, and is incorporated herein by reference.

On August 14, 2013, the parties executed the Third Amendment to Agreement and Plan of Merger (“Amendment 3”) to, among other things, change the Outside Date to September 16, 2013 and to permit the parties to further extend the Outside Date on one or more occasions until and including October 31, 2013.” The foregoing is a summary of the material provisions of Amendment 3. The foregoing description of Amendment 3 does not purport to be complete and is qualified in its entirety by reference to Amendment 3, a copy of which is filed as Exhibit (d)(4) to the Schedule TO of which this Offer to Purchase forms a part, and is incorporated herein by reference.

The first sentence of the third paragraph of the subsection “The Merger Agreement” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 40 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer will expire at 12:00 midnight, New York City time, at the end of August 23, 2013, unless we extend the Offer or it is earlier terminated.”

The second sentence of the third paragraph of the subsection “The Merger Agreement” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 40 of the Offer to Purchase is hereby amended by deleting the reference to the Outside Date being August 15, 2013 and replacing it with “September 16, 2013”.

The second and third sentences of the last paragraph of the subsection “Merger Consideration; Effects of the Merger and the Partnership Merger” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 52 of the Offer to Purchase is hereby amended by deleting the sentences in their entirety and inserting the following in place thereof:

“Notwithstanding the foregoing or anything to the contrary in the Merger Agreement, if all conditions to the obligations of the Brookfield Parties to consummate the Mergers and the other transactions contemplated by the Merger Agreement have been satisfied (other than those required to be satisfied or waived at the closing of the Mergers) but either (A) the Form S-4 has not become effective in accordance with the provisions of the Securities Act or (B) the SEC has issued a stop order suspending the effectiveness of the Form S-4 that remains in effect, then Brookfield DTLA will have the right to delay the closing (the “S-4 Extension Right”) until the earliest to occur of (I) the date specified by Brookfield DTLA in such written notice, (II) one business day after the date on which the Form S-4 has become effective in accordance with the Securities Act, (III) one business day after any stop order (if any) issued by the SEC in respect of the Form S-4 has been lifted, reversed or otherwise terminated, and (IV) October 31, 2013. As a result of exercising the S-4 Extension Right, (x) Brookfield DTLA will be deemed to have immediately and irrevocably waived all of the conditions to its obligation to close the Mergers other than the conditions in Section 8.02(b) (performance by the Company and the Partnership of their agreements and covenants under the Merger Agreement), but only if the failure of such condition to be satisfied arises from an action by the Company or the Partnership that constitutes a willful and material breach of the Merger Agreement and that results in a long-term adverse effect on the business of the Company and Partnership).”

The second bullet point of the second paragraph of the subsection “Termination” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 54 of the Offer to Purchase is hereby amended by deleting the bullet point in its entirety and inserting the following in place thereof:

•	“the REIT Merger has not been consummated on or before September 16, 2013 (such outside date, as the same may be extended in accordance with the terms of the Merger Agreement, is referred to hereinafter as, the “Outside Date”), except that:
o	each of the Company and Brookfield DTLA will have the right on one or more occasions to extend the Outside Date up to (and including) October 31, 2013;
o	if Brookfield DTLA elects to delay the closing of the Mergers pursuant to its S-4 Extension Right (see “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Form S-4”), then the only ground for termination by Brookfield DTLA pursuant to this provision will be the failure of the condition set forth in Section 8.02(b) of the Merger Agreement (performance by the Company and the Partnership of their agreements and covenants under the Merger Agreement), and Brookfield DTLA will be deemed to have waived irrevocably any right to terminate the Merger Agreement due to the failure of the REIT Merger to be consummated by the Outside Date;”

The second sentence of the third paragraph of the subsection “The Merger Agreement” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 40 of the Offer to Purchase is hereby amended by deleting the reference to the Outside Date being August 15, 2013 and replacing it with “September 16, 2013”.

The last sentence of the last paragraph of the subsection “Miscellaneous Provisions” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 57 of the Offer to Purchase is hereby amended by deleting the words “Exhibit (d)(6)” and inserting in place thereof “Exhibit (d)(8)”.

The second sentence of the first paragraph of the subsection “Articles Supplementary of the Sub REIT Series A Preferred Shares” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 57 of the Offer to Purchase is hereby amended by deleting the words “Exhibit (d)(3)”, “Exhibit (d)(4)” and “Exhibit (d)(5)” and inserting in place thereof “Exhibit (d)(5)”, “Exhibit (d)(6)” and “Exhibit (d)(7)”, respectively.

The last sentence of the last paragraph of the subsection “The Confidentiality Agreement” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 66 of the Offer to Purchase is hereby amended by deleting the words “Exhibit (d)(7)” and inserting in place thereof “Exhibit (d)(9)”.

ITEM 12.    EXHIBITS

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit Number	Document
(a)(5)(J)	Press Release, dated August 16, 2013, issued by BPO.
(d)(4)	Third Amendment to Agreement and Plan of Merger, dated as of August 14, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., and Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on August 15, 2013).

[Remainder of the page is intentionally left blank]

SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2013	DTLA FUND HOLDING CO.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: August 16, 2013	BROOKFIELD DTLA HOLDINGS LLC By: Brookfield DTLA GP LLC, its Managing Member
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: August 16, 2013	BOP MANAGEMENT INC.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: August 16, 2013	BROOKFIELD OFFICE PROPERTIES INC.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: August 16, 2013	BROOKFIELD DTLA FUND PROPERTIES HOLDING INC.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated June 14, 2013.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on June 14, 2013.*
(a)(5)(A)	Press Release, dated April 25, 2013, issued by BPO (incorporated by reference to the Schedule TO-C, File No. 005-79154, filed by Offeror and BPO with the SEC on April 25, 2013).*
(a)(5)(B)	Press Release, dated June 14, 2013, issued by BPO.*

(a)(5)(C)	Press Release, dated June 27, 2013, issued by BPO.*
(a)(5)(D)	Press Release, dated July 17, 2013, issued by BPO.*

(a)(5)(E)	Press Release, dated July 24, 2013, issued by BPO.*

(a)(5)(F)	Excerpt of Press Release announcing second-quarter 2013 earnings results, dated July 26, 2013, issued by BPO.*

(a)(5)(G)	Excerpt of transcript of conference call held by BPO on July 26, 2013, regarding the second-quarter 2013 earnings release of BPO.*

(a)(5)(H)	Press Release, dated August 2, 2013, issued by BPO.*
(a)(5)(I)	Press Release, dated August 9, 2013, issued by BPO.*
(a)(5)(J)	Press Release, dated August 16, 2013, issued by BPO.

(b)(1)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of April 24, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*

(d)(2)	Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on May 20, 2013).*
(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., and Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on July 10, 2013).*
(d)(4)	Third Amendment to Agreement and Plan of Merger, dated as of August 14, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., and Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on August 15, 2013).
(d)(5)	Form of Articles Supplementary, 10,000,000 Shares of 7.625% Series A Cumulative Redeemable Preferred Stock of DTLA Fund Office Trust Investor Inc.*
(d)(6)	Articles of Incorporation of Brookfield DTLA Fund Office Trust Investor Inc.*
(d)(7)	Bylaws of Brookfield DTLA Fund Office Trust Investor Inc.*
(d)(8)	Guarantee, dated April 24, 2013, delivered to MPG by BPO in favor of MPG (incorporated by reference to Exhibit E of Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*
(d)(9)	Confidentiality Agreement, dated July 31, 2012, by and between MPG and BPO.*
(d)(10)	Assignment and Assumption Agreement, dated as of June 27, 2013, by and among Brookfield DTLA Inc., DTLA Fund Holding Co. and, for purposes of Section 3 thereof only, BPO.*
(d)(11)	Assignment and Assumption Agreement, dated as of August 2, 2013, by and among DTLA Fund Holding Co., Brookfield DTLA Fund Properties Holding Inc. and, for purposes of Section 3 thereof only, BPO.*

(g)	Not applicable.
(h)	Not applicable.

* Previously filed.